Exhibit 21

SUBSIDIARIES OF STANDARD PARKING CORPORATION

CORPORATE ENTITIES	JURISDICTION
SP Plus Security Services, Inc.	Delaware
Gameday Management (UK) Limited	UK (England and Wales)
Standard Auto Park, Inc.	Illinois
Standard Parking Corporation IL	Delaware
Standard Parking of Canada Ltd.	Canada
Les Stationnements Standard Du Canada Ltee	Quebec, Canada
SP Plus Security Canada, Ltd.	Canada
SP Plus Property Management, Inc.	Delaware
SP Plus Logistics, Inc.	Delaware
Expert Parking, Inc.	Pennsylvania
Expert Parking Management, Inc.	Pennsylvania

LLCs and PARTNERSHIPS	JURISDICTION
APCOA LaSalle Parking Company, LLC	Louisiana
APCOA Bradley Parking Company, LLC	Connecticut
Parking Data Ventures, LLC	Delaware
Bradley Airport Parking, LP	Delaware